UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 000-52083

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PARAMOUNT ENERGY TRUST

 (Translation of registrant's name into English)

Suite 500, 630 - 4th Avenue S.W.

Calgary, Alberta
Canada  T2P 0J9

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

INCORPORATION BY REFERENCE

Exhibit 99.1 hereto is hereby incorporated by reference into Paramount Energy Trust’s Registration Statement on Form F-3 (File No. 333-142302).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date:  June 18, 2007

EXHIBIT INDEX

Exhibit	Description

99.1	Final Short Form Prospectus, dated June 12, 2007
99.2	Underwriting Agreement, dated May 29, 2007
99.3	Redacted Share Purchase Agreement, dated May 29, 2007
99.4	Redacted Teaming Agreement, dated May 29, 2007

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